Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVD, AIM: CMCL)
Share Consolidation Update

St Helier, July 7, 2017: Caledonia Mining Corporation Plc (the "Company") announces that following the completion of the consolidation of the common shares of the Company (the “Common Shares”) which became effective at 5pm (Eastern Time) on June 26, 2017 and the finalisation of the purchase and cancellation of fractional entitlements to post-consolidation Common Shares on June 30, 2017, it is advised by its share registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), that shareholders who held a board lot of 100 Common Shares or more before the consolidation through brokerage accounts or “street names” in North America (via registered holdings in the names of Cede & Co and CDS & Co) should now expect their post-consolidation Common Shares to have been credited to their accounts.  This follows the crediting of the accounts of Cede & Co and CDS & Co which occurred late yesterday and earlier today, respectively.  Shareholders whose brokerage accounts or “street names” are not duly credited should contact their broker or Cede & Co or CDS & Co as applicable.
The Company has been informed that holders of depositary interests in Common Shares that are traded on AIM (the “Depositary Interests”) had their accounts credited on June 27, 2017.
Registered shareholders who have not yet submitted a letter of transmittal together with their old pre-consolidation share certificates or DRS advices in conjunction with the share consolidation are encouraged to do so as soon as possible.
The Company previously announced on June 30, 2017 that the issued share capital of the Company is 10,553,873 Common Shares (of which 3,406,082 are represented by Depositary Interests).  This number of Common Shares was provided by Computershare who have informed the Company that the number was not accurate.  Computershare has now confirmed that the correct number of Common Shares is in fact 10,533,873.  The number of Depositary Interests is unchanged.  There are no shares held in treasury. The total number of voting rights in the Company is therefore 10,533,873 and this figure may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.
The CUSIP number in respect of the post-consolidation Common Shares is G1757E113 and the ISIN code in respect of the post-consolidation Depositary Interests is JE00BF0XVB15.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204